Southport Acquisition Corporation 268 Post Road, Suite 200 Fairfield, CT 06824	Angel Studios, Inc. 295 W Center St. Provo, UT 84601

April 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Valeria Franks
Joel Parker
Jenna Hough
Mara Ransom

Re:	Southport Acquisition Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed February 14, 2025 File No. 333-283151

Ladies and Gentlemen:

This letter sets forth the response of Southport Acquisition Corporation (“SAC”) and Angel Studios, Inc. (“ASI”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Trade & Services, of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated March 13, 2025, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”), filed with the SEC on February 14, 2025.

Concurrently with the submission of this letter, SAC is filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (the “Revised Registration Statement”), which reflects SAC’s and ASI’s responses to the comments received from the Staff and certain updated information. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by SAC’s and ASI’s response. All references to page numbers in these responses are to the pages of the Revised Registration Statement.

U.S. Securities and Exchange Commission

April 22, 2025

Amendment No.1 to Registration Statement on Form S-4 filed February 14, 2025

Cover page

1.	We note your revised disclosure pursuant to prior comment 4 and reissue in part. Please provide the required information in tabular format.

Response: SAC and ASI respectfully advise the Staff that SAC and ASI have included tabular disclosure on the cover page under the heading “Pro Forma Ownership” that reflects the pro forma impact on potential dilution from the 11,500,000 outstanding SAC Public Warrants under different redemption and conversion scenarios.

Dilution, page 53

2.	We note your response to prior comment 10 and revisions to your disclosure. Please describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure as required by Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 15-16, 59 and 189 of the Revised Registration Statement.

SAC and ASI have included disclosure to describe the assumptions necessary to understand the tabular disclosure as required by Item 1604(c). SAC and ASI have included disclosure regarding (i) the assumed redemption scenarios, (ii) the assumed warrant conversion scenarios, (iii) the assumption that there will be no additional Interim Financing, and (iv) the assumed exchange ratio, which will be finalized at Closing. The description of the dilutive effects of the ASI Options are included in footnotes 1 and 2 to the tabular presentation of the potential sources of dilution.

Risk Factors, page 79

3.	We note your disclosure on page 241 regarding the October 1, 2024 filmmaker guaranty agreement. Please provide a risk factor to discuss applicable risks of this guaranty agreement.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 96 of the Revised Registration Statement.

4.	We note your revisions in response to prior comment 14. Revise to elaborate that stockholders voted to eliminate the limitation that SAC may not redeem its outstanding shares of SAC Class A common stock to the extent that such redemption would result in SAC having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of less than $5,000,001, in order to allow SAC to redeem such shares irrespective of whether such redemption would exceed this limitation and leaving the Combined Company with potentially less cash on hand at the time the transaction is closed.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 118 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

April 22, 2025

Background to the Business Combination, page 165

5.	We note your response and revisions to prior comments 18 and 20. Revise this discussion to enhance this disclosure to provide ASI’s underlying financial projections in support of Oppenheimer’s analysis. Revise to disclose ASI’s projected of revenue growth and what is meant by “proportional increases.” Explain the basis for ASI’s projected increase in Angel Guild paid memberships to at least one million in 2025. Disclose whether or not ASI has affirmed to SAC that its projections reflect the view of ASI’s management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. Refer to Item 1609 of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 171-172 of the Revised Registration Statement. In addition, SAC and ASI respectfully advise the Staff that the Angel Guild has already exceeded one million paying members, which has also been reflected throughout the Revised Registration Statement.

6.	We note your response and revisions to prior comments 18 and 20. Revise this discussion to enhance this disclosure to provide the full analysis prepared by Oppenheimer to support the initially $1 billion, then $1.5 billion, sum-of-the-parts valuations. For example, clarify the identity of the “certain direct-to-consumer public media companies that SAC and Oppenheimer considered to be comparable to ASI” and the multiples derived from such research, such as the forward revenue multiples and comparable public equity trading valuations and private investment valuations. Explain how Oppenheimer’s multiples were applied to ASI’s projected revenue growth. Disclose how Oppenheimer then estimated “additional value” for ASI based on ASI’s bitcoin holdings as well as its longer term bitcoin treasury business plan by “benchmarking such business plan against similar successful plans deployed by other public companies” by identifying such other companies and the benchmarking process utilized.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 171-172 of the Revised Registration Statement.

7.	We note your revised disclosure pursuant to prior comment 24 and reissue in part. Please clarify what you mean by “financing needs” on page 172.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 174 of the Revised Registration Statement.

8.	We note your response and revisions to prior comment 22. Revise to explain how ASI determined to offer securities at $30.24 per share.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 16, 38, 46, 175, 185, 298 and 309 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

April 22, 2025

SAC’s Board of Directors’ Reasons for the Business Combination, page 177

9.	We note your revised disclosure pursuant to prior comment 29. Specifically, we note on page 181 that you disclose “in addition to considering the factors described above, the SAC board of directors also considered other factors, including, without limitation,” yet no other factors are contained in this bullet. If there are further factors, please revise accordingly.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 184 of the Revised Registration Statement.

10.	We note your revised disclosure pursuant to prior comment 30 and reissue in part. Please clarify if this reduction in cash alters the Board’s recommendation.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 183 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 255

11.	Please tell us your basis for recording ASI and SAC transaction costs of $4.3 million and $1.2 million, noted in footnote (c) and (e), as a reduction to equity when there will only be $.4 million of marketable securities held in the Trust Account released to cash in the no redemption scenario and none in the maximum redemption scenario. Refer to SAB Topic 5.A

Response: SAC and ASI respectfully inform the Staff that the Business Combination is expected to be accounted for as a reverse recapitalization, equivalent to ASI issuing equity securities for the net assets of SAC. In connection with the reverse recapitalization, which will occur upon Closing, over 150 million shares of SAC common stock will be issued to former stockholders of ASI. Using the applicable $10.00 per share price for these newly issued shares will result in consideration (i.e., “deemed proceeds”) of over $1.5 billion (with only a de minimis (i.e., less than $20.0 thousand) amount of such consideration being recorded as an increase to common stock) to the former stockholders of ASI.

SAC and ASI have determined that ASI’s transaction costs that are specific incremental costs directly attributable to the above-mentioned offering of the securities, as determined in accordance with SAB Topic 5.A, should be recorded as a reduction to additional paid-in capital in the unaudited pro forma condensed combined balance sheet, as the over $1.5 billion in consideration “deemed proceeds” arising from the issuance of the above-mentioned shares is sufficient to cover the reduction to additional paid-in capital arising from such ASI transaction costs. These ASI transaction costs consist of legal, financial advisory, accounting costs, filing fees and other professional fees that have been deemed to be specific incremental costs directly attributable to the offering of securities and were therefore recorded as a reduction to additional paid-in capital (in accordance with SAB Topic 5.A) for the reasons described above.

U.S. Securities and Exchange Commission

April 22, 2025

The SAC transaction costs referenced in the Staff’s comment consist of financial advisory costs payable on the Closing Date. These costs cover services for defining strategic and financial objectives, reviewing financial statements of both SAC and ASI, and assisting in negotiating the financial terms and structure of the Business Combination. As these fees are for services benefitting both SAC and ASI and are payable on the Closing Date, these fees were initially deemed to be directly attributable to the over 150 million shares of SAC common stock that will be issued to former stockholders of ASI upon Closing (i.e., specific incremental costs directly attributable to the issuance of such shares of SAC common stock). However, in response to the Staff’s comment, SAC and ASI acknowledge that, while these costs are for the benefit of both ASI and SAC, SAC was the party that directly engaged the service provider and the current expectation is that SAC will not be issuing any new securities in the offering other than those that are being issued to the former stockholders of ASI and to the holders of SAC Public Warrants in the Warrant Conversion Scenario (i.e., there is no SAC-specific private investment in public equity or other SAC-specific offering with which to offset a potential reduction to equity for the above-mentioned SAC transaction costs). As such, upon revisiting such SAC transaction costs, SAC and ASI have determined that it is appropriate to record said transaction costs as an expense, rather than as a reduction to equity, as it is not currently expected that there will be any proceeds generated as a result of SAC issuing any equity securities in connection with the Closing (or otherwise).

In response to the Staff’s comment, SAC and ASI have revised the disclosure with respect to the above-mentioned SAC transaction costs on pages 77, 203 and 257 of the Revised Registration Statement.

ASI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 312

12.	Please provide a more informative discussion of the material changes in the relationship between operating expenses and revenues. For example, in fiscal 2023 cost of revenues increased 113% and sales and marketing increased 285% while revenue increased 168%. In the nine months ended September 30, 2024, selling and marketing increased 6% while revenue declined 57%. Refer to Item 303(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI respectfully advise the Staff that ASI’s cost of revenues increased by $45.6 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was mostly attributed to the higher licensing and royalty costs of $47.6 million, which was mainly driven by the revenues generated from the film Sound of Freedom. This was offset by a decrease in merchandise costs of $2.6 million as a result of sales of physical media revenue decreasing in 2023. As ASI has grown its theatrical releases and Angel Guild revenue, with most of its content coming through license agreements, ASI’s cost of revenue has declined as a percentage of its total revenue.

U.S. Securities and Exchange Commission

April 22, 2025

ASI’s sales and marketing expense increased by $54.9 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was primarily due to increased advertising costs necessary to launch its theatrical releases in 2023. ASI spent $59.6 million in marketing related to the films having theatrical releases during 2023, compared to only $3.3 million for a single film theatrically released during 2022. Marketing as percentage of ASI’s theatrical revenue went from 70.0% in 2022 to 56.0% during 2023. This was due to the success of the film Sound of Freedom in 2023. As ASI continues to add additional content, drive Angel Guild memberships and promote future theatrical releases, this cost is expected to fluctuate, but overall remain high and be a significant component of ASI’s operating expenses.

ASI’s general and administrative costs increased by $6.1 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was related to (1) $3.1 million of tax collected in 2023, a source withholdings required from international distributions with no similar expense in 2022, (2) an increase in bad debt expense of $2.4 million in 2023 as a result of uncollected theatrical receipts, mostly from international locations and (3) additional headcount costs of $0.4 million during 2023 related to hiring additional support staff necessary to manage the continued and expected growth of ASI’s business.

ASI’s research and development costs increased by $1.6 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was due to an increase of $1.1 million in personnel related costs and an increase of $0.4 million in software costs during 2023. Both of these increases in expenditures were necessary for ASI to continue its focus on improving its existing products, optimizing its existing services, as well as developing new technology to better meet the needs of its customers and partners.

In 2021, ASI invested an aggregate of approximately $10.6 million in bitcoin to further diversify returns on cash and cash equivalents balances that are not required to maintain adequate operating liquidity. For the year ended December 31, 2022, the carrying value of the digital assets exceeded the fair value based on open markets and as such ASI recorded an impairment loss of $5.1 million on the digital assets. Only minor impairment occurred during the same period in 2023.

ASI’s legal expenses increased by $1.2 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was largely a result of hiring one additional in-house counsel as well as incurring additional third-party legal fees. Both of these increases in expenditures were driven by the continued and expected growth of ASI’s business.

U.S. Securities and Exchange Commission

April 22, 2025

ASI’s cost of revenues decreased by $33.1 million during the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023. The decrease was a result of decreased licensing and royalty costs, which was mainly driven by the revenues generated from the film Sound of Freedom in 2023 with no comparable release over the same period in 2024. Most of ASI’s cost of revenues are variable in nature and have a direct relation to ASI’s revenues.

ASI’s sales and marketing expense increased by $3.2 million during the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023. The increase was primarily due to the promotion of the Angel Guild and increasing memberships, as well as current and future theatrical releases. ASI spent $15.0 million in marketing related to the Angel Guild during the nine months ended September 30, 2024, compared to $0.00 during the same period in 2023. ASI spent $30.3 million in marketing related to its 2024 theatrical releases during the nine months ended September 30, 2024, compared to $40.4 million during the same period in 2023 related to its 2023 theatrical releases. Although ASI’s cost of marketing theatrical releases decreased during the nine months ended September 30, 2024, marketing as percentage of revenue went from 39.0% during the nine months ended September 30, 2023 to 170.0% during the same period in 2024. The increase was due to contractual spend requirements for certain theatrical releases as well as an increased level of spend that has historically benefited downstream licensing revenue windows. As ASI continues to add additional content, drive Angel Guild memberships and promote future theatrical releases, this cost is expected to fluctuate, but overall remain high and be a significant component of ASI’s operating expenses.

ASI’s general and administrative costs increased by $2.8 million during the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023. The increase was mostly related to (1) additional headcount costs of $2.1 million during the nine months ended September 30, 2024 related to hiring additional support staff necessary to manage the continued and expected growth of ASI’s business and (2) additional option issuance costs of $2.2 million during the nine months ended September 30, 2024 due to an increase in options granted to employees and their related black-scholes value on the grant date. These increases were offset by a $1.1 million decrease of bad debt expense during the nine months ended September 30, 2024 due to a decrease in box office revenue and uncollectible accounts receivable.

ASI’s research and development costs increased by $1.4 million during the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023. The increase was due to an increase of $1.0 million in personnel related costs and an increase of $0.4 million in software costs during the nine months ended September 30, 2024. Both of these increases in expenditures were necessary for ASI to continue its focus on improving its existing products, optimizing its existing services, as well as developing new technology to better meet the needs of its customers and partners. During the second quarter of 2024, ASI had a decrease in workforce to lower its costs as ASI continues its focus on improving its existing products, optimizing its existing services and developing new technology to better meet the needs of its customers and partners.

U.S. Securities and Exchange Commission

April 22, 2025

ASI’s legal expenses increased by $9.3 million during the nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023. The increase was largely a result of legal costs associated with The Chosen arbitration and estimated liabilities as a result of the outcome of the arbitration, expected higher legal costs due to the proposed Business Combination, public reporting and planned acquisitions.

Furthermore, in response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 311-314 of the Revised Registration Statement to provide a more informative discussion of the material changes in the relationship between ASI’s operating expenses and revenues for the years ended December 31, 2024 and 2023.

ASI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 313

13.	Please provide a brief discussion of why increased headcount in the company increased your legal fees.

Response: In response to the Staff’s comment, SAC and ASI respectfully advise the Staff that the increase in ASI’s legal expenses by $1.2 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, was largely a result of hiring one additional in-house counsel and the incurrence of extra third-party legal fees as ASI continues to grow.

Trends and Key Factors Affecting Our Performance, page 318

14.	We note your revised disclosure pursuant to prior comment 44 and reissue in part. Please revise to provide data about other metrics you track, such as distribution partners, MAUs, app installs or similar metrics.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 315 of the Revised Registration Statement.

Beneficial Ownership of Securities, page 332

15.	We note your revised disclosure pursuant to prior comment 45 and reissue in part. Please revise to identify the natural person(s) that hold voting and/or dispositive power, as well as their percent voting power, of the relevant shares for Radcliffe SPAC Master Fund, L.P., Kepos Special Opportunities Master Fund L.P., and Polar Multi-Strategy Master Fund, and ensure this disclosure is also provided for each of the entities listed on page 334.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on pages 330-333 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

April 22, 2025

Certain Relationships and Related Person Transactions

Loan Agreement, page 348

16.	We note your disclosure regarding the Angel P&A revolving loan agreement. Please revise this discussion to clarify if the set interest rate for future draws is 10%. Additionally, please file this loan agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 345 of the Revised Registration Statement.

1. Description of Organization and Summary of Significant Accounting Policies Angel Guild Revenue, page F-62

17.	Please tell us how you consider the complimentary tickets to every ASI theatrical release and the discount for all merchandise related to your premium membership, noted on page 331, in your straight-line basis of recognition for Angel Guild revenue.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page F-46 of the Revised Registration Statement.

General

18.	Throughout the prospectus, where you disclose that each share of SAC Class B Common Stock will be converted to SAC Class A Common Stock immediately prior to the Closing, please describe how this will dilute existing shareholders, if at all. In this regard, clarify your disclosure under “Estimated Shares of Combined Company Common Stock to be Issued” to clarify the number of shares of Combined Company stock to be issued as compared to the shares surrendered. In some cases you state that the exchange ratio is one to one, however, in several other places your disclosure is silent.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on the cover page, pages 7, 48, 116, 153 and 190 and throughout the Revised Registration Statement.

SAC and ASI respectfully advise the Staff that each share of SAC Class B Common Stock will convert into a share of SAC Class A Common Stock on a one-for-one basis immediately prior to the effective time of the Business Combination. Pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, to the fullest extent permitted by applicable law and SAC’s governing documents, any rights to adjustment or other anti-dilution protections available under the SAC Charter with respect to the rate at which shares of SAC Class B Common Stock held by the Sponsor convert into shares of SAC Class A Common Stock in connection with the transactions contemplated by the Merger Agreement. Furthermore, pursuant to the Merger Agreement, SAC has agreed, during the Interim Period, to use reasonable best efforts to seek waivers, to the fullest extent permitted by applicable law and SAC’s governing documents, and to the extent such waivers are necessary in connection with the transactions contemplated by the Merger Agreement (including any Interim Financing), from the holders of SAC Class B Common Stock (other than the Sponsor) of any rights to adjustment or other anti-dilution protections available under the SAC Charter with respect to the rate at which shares of SAC Class B Common Stock held by such holders convert into shares of SAC Class A Common Stock in connection with the transactions contemplated by the Merger Agreement.

U.S. Securities and Exchange Commission

April 22, 2025

SAC and ASI further respectfully advise the Staff that the conversion of each share of SAC Class B Common Stock into a share of SAC Class A Common Stock on a one-for-one basis immediately prior to the effective time of the Business Combination will be more dilutive to SAC public stockholders relative to a scenario where holders of SAC Class B Common Stock agree to surrender these shares, however no such surrender is or has been contemplated, and the holders of SAC Class B Common Stock are entitled under the SAC Charter to the conversion of their shares into SAC Class A Common Stock in connection with the consummation of SAC’s initial business combination. Accordingly, SAC and ASI respectfully advise the Staff that they do not believe it appropriate to include in the Revised Registration Statement information on the dilution from the conversion of the SAC Class B Common Stock into SAC Class A Common Stock on a one-for-basis relative to a surrender scenario.

19.	We note your disclosure throughout the prospectus regarding the January 15, 2025 Third-Party SAC Investors share transfer to the Sponsor for no consideration. Please clarify if this transfer was made pursuant to a written agreement, and if so, please discuss the material terms of this agreement.

Response: SAC and ASI respectfully advise the Staff that the January 15, 2025 share transfer was made pursuant to a short-form written assignment and assumption agreement, and the only material provisions thereof relate to the transfer of such shares from the applicable Third-Party SAC Investors to the Sponsor and the acceptance of such shares by the Sponsor. SAC is also a party to the agreement and provided its consent to the transfer.

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If you have any questions regarding this letter, please do not hesitate to contact SAC’s legal counsel, Matthew M. Guest at (212) 403-1341 or by email at MGuest@wlrk.com, or Raaj S. Narayan at (212) 403-1349 or by email at RSNarayan@wlrk.com, or ASI’s legal counsel, Mark Bonham at (801) 907-2702 or by email at MBonham@mayerbrown.com or Brian Hirshberg at (212) 506-2176 or by email at BHirshberg@mayerbrown.com.

Very truly yours,

/s/ Jeb Spencer
Jeb Spencer
Chief Executive Officer, Southport Acquisition Corporation

/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer, Angel Studios, Inc.

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz Raaj S. Narayan, Wachtell, Lipton, Rosen & Katz Mark Bonham, Mayer Brown LLP Brian Hirshberg, Mayer Brown LLP